PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                                                   EXHIBIT 4(a)5






CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

THE `[**]' SYMBOL INDICATES THAT INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO RULE 24B-2 AND THAT CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH OMITTED PORTIONS.